Final Term Sheet Filed Pursuant to Rule 433 Supplementing the Preliminary Prospectus

Supplement, dated October 19, 2026

Registration Statement No. 333-280979

October 20, 2026

Marsh & McLennan Companies, Inc.

€600,000,000 aggregate principal amount of 4.250% Senior Notes due 2032 (the “2032 Notes”)

€600,000,000 aggregate principal amount of 4.625% Senior Notes due 2036 (the “2036 Notes” and, together with the 2032 Notes, the “Notes”)

Terms Applicable to the Notes

Issuer:	Marsh & McLennan Companies, Inc.

Offering Format:	SEC-Registered

Trade Date:	October 20, 2026

Settlement Date*:	October 27, 2026 (T+5)

Expected Ratings / Outlook
(Moody’s / S&P / Fitch)**:	A3 (Stable) / A- (Stable) / A- (Stable)

Net Proceeds to Issuer (before offering expenses and underwriting discount):	€1,195,212,000

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange. However, there can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Use of Proceeds:	The net proceeds of this offering will be used for general corporate purposes.

LEI:	549300XMP3KDCKJXIU47

Denominations:	€100,000 and increments of €1,000 in excess thereof

Terms Applicable to the 2032 Notes

Securities:	4.250% Senior Notes due 2032

Maturity Date:	March 15, 2032

Principal Amount:	€600,000,000

Price to Public:	99.959% of principal amount, plus accrued interest, if any, from October 27, 2026

Benchmark Bund:	DBR 0% due February 15, 2032

Benchmark Bund Yield:	3.213%

Spread to Benchmark Bund:	+105 basis points

Yield to Maturity:	4.263%

Spread to Mid-Swaps:	+80 basis points

Mid-Swaps Yield:	3.463%

Coupon:	4.250%

Interest Payment Date:	Annually on March 15 of each year, commencing on March 15, 2027

Record Date:	March 1 of each year

Optional Redemption – Make-Whole Call:	Then current Comparable Government Bond Rate + 15 basis points prior to February 15, 2032

Optional Redemption – Par Call:	On or after February 15, 2032, one month prior to the Maturity Date

ISIN / Common Code / CUSIP:	XS3551809562 / 355180956 / 571748 CG5

Joint Book-Running Managers:	Merrill Lynch International Barclays Bank PLC Deutsche Bank AG, London Branch BNP PARIBAS MUFG Securities EMEA plc

Co-Managers:	ANZ Securities, Inc. Goldman Sachs & Co. LLC ING Bank N.V., Belgian Branch Standard Chartered Bank

Terms Applicable to the 2036 Notes

Securities:	4.625% Senior Notes due 2036

Maturity Date:	November 15, 2036

Principal Amount:	€600,000,000

Price to Public:	99.243% of principal amount, plus accrued interest, if any, from October 27, 2026

Benchmark Bund:	DBR 3% due August 15, 2036

Benchmark Bund Yield:	3.412%

Spread to Benchmark Bund:	+131 basis points

Yield to Maturity:	4.722%

Spread to Mid-Swaps:	+120 basis points

Mid-Swaps Yield:	3.522%

Coupon:	4.625%

Interest Payment Date:	Annually on November 15 of each year, commencing on November 15, 2026

Record Date:	November 1 of each year

Optional Redemption – Make-Whole Call:	Then current Comparable Government Bond Rate + 20 basis points prior to August 15, 2036

Optional Redemption – Par Call:	On or after August 15, 2036, three months prior to the Maturity Date

ISIN / Common Code / CUSIP:	XS3551809729 / 355180972 / 571748 CH3

Joint Book-Running Managers:	Merrill Lynch International Deutsche Bank AG, London Branch HSBC Bank plc Morgan Stanley & Co. International plc The Toronto-Dominion Bank

Co-Managers:	Citigroup Global Markets Limited Goldman Sachs & Co. LLC J.P. Morgan Securities plc Wells Fargo Securities International Limited

*

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating. No report of any rating agency is being incorporated by reference herein.

Neither of Moody’s Investors Service, Inc. (“Moody’s”) or S&P Global Ratings, acting through Standard & Poor’s Financial Services LLC (“S&P”), is established in the European Union nor registered in accordance with Regulation (EC) No. 1060/2009 on credit rating agencies, as amended (the “CRA Regulation”), and therefore is not included in the list of credit rating agencies published by the European Securities and Markets Authority (“ESMA”) on its website in accordance with the CRA Regulation; however, the ratings assigned by each of Moody’s and S&P are endorsed in the European Union by Moody’s Investors Service Ltd. and S&P Global Ratings Europe Limited, respectively.

The Issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting: (i) Merrill Lynch International at 1-800-294-1322, (ii) Deutsche Bank AG, London Branch toll-free at 1-800-503-4611, (iii) Barclays Bank PLC toll-free at 1-888-603-5847 and (iv) HSBC Bank plc toll-free at 1-866-811-8049.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus. Terms used but not defined herein have the meanings given in the preliminary prospectus supplement.

Prohibition of Sales to EEA Retail Investors: The Notes are not intended to be offered, sold or otherwise made available to any retail investor in the European Economic Area, and no key information document required by Regulation (EU) No. 1286/2014 has been or will be prepared for offering or sale to retail investors in the European Economic Area.

Prohibition of Sales to UK Retail Investors: The Notes are not intended to be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom, and no disclosure document required by the FCA Product Disclosure Sourcebook has been or will be prepared for offering, selling or distribution to retail investors in the United Kingdom.

This document is only for distribution to and directed at: (i) in the UK, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the UK; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this document relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it.

Target market assessment under MiFID II and the UK MiFIR: eligible counterparties and professional clients only; no retail distribution.

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